SCHEDULE C

Transactions in Securities

Transactions by Stilwell Associates, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Sale Price
Sale of Common Stock	12/08/25	35,000	12.8200	448,700.00
Sale of Common Stock	12/09/25	20,000	12.8000	256,000.00
Sale of Common Stock	12/11/25	67,500	12.8000	864,000.00
Sale of Common Stock	12/15/25	34,269	12.8005	438,660.33